

Mail Stop 4631

January 23, 2017

Via E-mail
Mr. Marco Hegyi
Chief Executive Officer
GrowLife, Inc.
5400 Carillon Point
Kirkland, WA 98033

> **Re: GrowLife, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **Form 10-Q for the Period Ended September 30, 2016**
> **Filed November 14, 2016**
> **Response dated January 6, 2017**
> **File No. 0-50385**

Dear Mr. Hegyi:

We have reviewed your response letter dated January 6, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Goodwill and Intangible Assets, page 29

1. We note your response to comment 2 of our letter dated December 21, 2016. In light of the factors noted in our comment, including your recurring substantial operating losses, sizeable deficit from operations, history of cash operating outflows, and a going concern opinion issued by your auditors, please help us better understand how you determined

that your goodwill was recoverable as of September 30, 2016. Please address the following:

- We note that you performed a quantitative assessment pursuant to ASC 350-20-35-72 which resulted in your determination that goodwill was recoverable as of September 30, 2016. Please provide us with a summary of this quantitative assessment performed which should include your determined fair value as well as how you arrived at this fair value amount;
- Your response addressed certain assumptions used in your analysis. Please tell us your basis for using these assumptions; and
- Please clarify what acquisition your response is referring to as being included in your analysis, your basis for including this acquisition, and what the current status is of the acquisition.

We also remind you of the guidance in ASC 350-20-35-22 through 35-24 in determining fair value in your goodwill impairment assessment.

2. We note your response to comment 3 of our letter dated December 21, 2016. Your disclosures on page 10 of your Form 10-Q for the period ended September 30, 2016 indicate that your intangible assets represent various customer contracts and that you used the discounted cash flow approach to determine the fair value of these intangible assets. Given that your revenues have significantly decreased in recent periods, please help us better understand how you determined that these intangible assets are recoverable as of September 30, 2016. In this regard, we note that your revenue decreased from $8.5 million in 2014 to $3.5 million in 2015 and from $3.1 million for the nine months ended September 30, 2015 to $.9 million for the nine months ended September 30, 2016. Please provide us with a summary of the analysis that you performed in determining that these intangible assets were recoverable. Your summary should specifically address any significant assumptions used in your analysis and your basis for these assumptions. Please refer to ASC 350-30-35-14 as well as ASC 360-10-35-17 through 35-35.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Pamela A. Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction